EXHIBIT 99.1

Santiago, May 30, 2008

GG/92/2008

Mr. Guillermo Larraín Rios

Superintendent of Securities and Insurance

RE:	Declaration of Successful Public Tender Offer of Shares of CORPBANCA

Dear Sir:

On April 29 and May 13, 2008, CORPBANCA – the “Offeror” – published in the Chilean newspapers “La Tercera” and “Diario Financiero” the Initial Announcement of the public offer to purchase up to 5,672,732,264 shares issued by CORPBANCA, which represent 2.5% of its issued and paid shares, at a price of $3.03 per share. The program to purchase shares issued by CORPBANCA (the “Share Repurchase Program”) was agreed upon at the Extraordinary Shareholders’ Meeting on April 15, 2008 and approved by the Superintendency of Banks and Financial Institutions on April 15, 2008 – the “Offer”.

The Offer became effective on April 30, 2008, at 12:00 midnight (00:00 hours), Santiago time, and expired on May 29, 2008, at 12:00 midnight (24:00 hours), Santiago time. During its effective period, Acceptance Orders for a total of 6,849,927,252 shares were received. As Acceptance Orders were received for more shares than the number offered to purchase, in accordance with the terms of the Offer a pro rata factor of 0.828144892 will be applied.

Consequently, the Offeror will purchase 5,672,732,264 shares, applying the aforementioned pro rata factor to each Acceptance Order received. The shares being purchased represent 2.5% of issued and paid shares.

Accordingly, the Offeror formally declares that the Offer was successful.

The operation will be carried out in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Offers (Sistema de Ofertas a Firme en Bloque), contained in Section B, number 2, Chapter 2.2.3 of the Share Trading Operations Manual of this Exchange.

The Result Announcement will be published on June 2, 2008 in the Chilean newspapers “La Tercera” and “Diario Financiero”.

Sincerely,

Mario Chamorro Carrizo

Chief Executive Officer

Rosario Norte 660, Las Condes - Casilla 80 D, Santiago, Chile

Phone (56-2) 687 8000

www.bancocorpbanca.cl